Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Justin W. Chairman

215.963.5061

jchairman@morganlewis.com

August 24, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Nicholas Panos, Senior Special Counsel
Office of Mergers and Acquisitions, Division of Corporation Finance

Re:	Corporate Office Properties Trust
Schedule TO-I
Filed on August 16, 2011
File No. 005-51779

Dear Mr. Panos:

On behalf of Corporate Office Properties Trust (the “Company”), this letter provides certain information in response to the matters discussed by you and the undersigned in telephone conversations on August 19 and August 23, 2011 with respect to the above-referenced filing.  For sake of clarity, this letter is divided into two sections in order to address the two topics in such conversation.

1.             We discussed whether the Company’s tender offer (the “Tender Offer”) for the 3.50% Exchangeable Senior Notes due 2026 (the “Notes”) constitutes a “Rule 13e-3 transaction” as contemplated by Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As discussed below, the Company has concluded that the Tender Offer is not a Rule 13e-3 transaction, and that said rule is not applicable to the Tender Offer.

With respect to whether the Tender Offer constitutes a Rule 13e-3 transaction, the Company notes that a Rule 13e-3 transaction is defined as (emphasis added) “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.”  This response assumes without analysis that the Tender Offer is a transaction of the type described in paragraph (a)(3)(i) of Rule 13e-3.

With respect to the latter portion of the definition of a Rule 13e-3 transaction, clause (B) of paragraph (a)(3)(ii) is inapplicable because the Notes have never been listed or quoted as contemplated by such clause.  Clause (A) of paragraph (a)(3)(ii) is also inapplicable, as it applies only to equity securities subject to Section 12(g) or Section 15(d) of the Exchange Act.  The offer and sale of the Notes was never registered under the Securities Act of 1933, as amended (the “Securities Act”), and thus the Company has not had reporting obligations with respect to the Notes pursuant to Section 15(d) of the Exchange Act.  The Notes have also never been registered pursuant to Section 12(g) of the Exchange Act, and the Company has not had an obligation to do so, because of the limited number of record holders of the Notes.  (As an illustration of this, the Company notes that according to the DTC Security Position Listing Report listing the institutions that held positions in the Notes on August 16, 2011, when the Tender Offer was commenced, a total of 47 accounts held Notes through DTC, which in turn was the only holder of the Notes as reflected in the records of the trustee.  As such, under the applicable rules of the Securities and Exchange Commission and guidance issued by the Staff of the Commission, the Notes were held of record by 47 holders as of the date the Tender Offer was launched.)  Thus, the Tender Offer is not a Rule 13e-3 transaction, and said rule is not applicable to the Tender Offer.

2.                                       We discussed the withdrawal rights under the Tender Offer of Holders of Notes who tender their Notes in accordance with the terms of the Tender Offer.  The Tender Offer currently provides that the Notes may be withdrawn until 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the business day immediately prior to the day on which the Notes will be repurchased.  The Company will file an amendment to the Schedule TO indicating that the right of withdrawal shall extend through 5:00 p.m., New York City time, on Wednesday, September 14, 2011.

Please do not hesitate to contact the undersigned at 215.963.5061 if you have any questions or comments with regard to these responses.

Sincerely,

/s/ Justin W. Chairman

Justin W. Chairman

cc: Karen M. Singer, Esquire